# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Radcom, Ltd., CIK 0001016838
CUSIP: M81865111
Title of class of securities: Ordinary Shares, NIS 0.20 par value per share
Address of issuer's principal executive offices: 24 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 69719
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-22-000143
Filed by CIK 0001734341

## Reporting persons
- Lynrock Lake LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,441,775; shared voting power 0; sole dispositive power 2,441,775; shared dispositive power 0; aggregate amount beneficially owned 2,441,775 (14.9% of the class)
- LYNROCK LAKE PARTNERS LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 2,441,775; shared voting power 0; sole dispositive power 2,441,775; shared dispositive power 0; aggregate amount beneficially owned 2,441,775 (14.9% of the class)
- Paul Cynthia: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 2,441,775; shared voting power 0; sole dispositive power 2,441,775; shared dispositive power 0; aggregate amount beneficially owned 2,441,775 (14.9% of the class)

## Item 1. Issuer
Name of issuer: Radcom, Ltd.
Address of issuer's principal executive offices: 24 Raoul Wallenberg Street, Tel Aviv, Israel, 69719

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Lynrock Lake LP, (ii) Lynrock Lake Partners LLC, and (iii) Cynthia Paul (collectively, the "Reporting Persons"). This statement relates to Ordinary Shares, NIS 0.20 par value per share ("Ordinary Shares"), of Radcom Ltd. (the "Issuer") held by Lynrock Lake Master Fund LP ("Lynrock Lake Master"). Lynrock Lake LP is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, Lynrock Lake LP has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of Lynrock Lake LP and Sole Member of Lynrock Lake Partners LLC, the general partner of Lynrock Lake LP, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.
Citizenship: (i) Lynrock Lake LP is a Delaware limited partnership, (ii) Lynrock Lake Partners LLC is a Delaware limited liability company, and (iii) Cynthia Paul is an individual and is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned as of December 31, 2025:

Lynrock Lake LP - 2,441,775 Ordinary Shares
Lynrock Lake Partners LLC - 2,441,775 Ordinary Shares
Cynthia Paul - 2,441,775 Ordinary Shares
Percent of class:
Percent of class as of December 31, 2025:

Lynrock Lake LP - 14.9%
Lynrock Lake Partners LLC - 14.9%
Cynthia Paul - 14.9%

Based on 16,405,788 Ordinary Shares outstanding as of October 20, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on October 29, 2025.
Sole power to vote or to direct the vote: As of December 31, 2025, the Reporting Persons had sole power to vote or to direct the vote of 2,441,775 Ordinary Shares.
Shared power to vote or to direct the vote: As of December 31, 2025, the Reporting Persons had shared power to vote or to direct the vote of 0 Ordinary Shares.
Sole power to dispose or to direct the disposition: As of December 31, 2025, the Reporting Persons had sole power to dispose or to direct the disposition of 2,441,775 Ordinary Shares.
Shared power to dispose or to direct the disposition: As of December 31, 2025, the Reporting Persons had shared power to dispose or to direct the disposition of 0 Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As disclosed in Item 4 of this Schedule 13G, as of December 31, 2025, Lynrock Lake Master directly held 2,441,775 shares of the Issuer's Common Stock. Certain feeder funds that invest in Lynrock Lake Master may have the right to receive dividends from, or the proceeds from the sale of, the securities directly held by Lynrock Lake Master.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, Cynthia Paul / Sole Member of Lynrock Lake Partners LLC, its general partner (02/17/2026)
- LYNROCK LAKE PARTNERS LLC: /s/ Cynthia Paul, Cynthia Paul / Sole Member (02/17/2026)
- Paul Cynthia: /s/ Cynthia Paul, Cynthia Paul / Self (02/17/2026)